UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Barratt, Warren
   1419 Evie Lane


   West Chester, PA  19382
2. Date of Event Requiring Statement (Month/Day/Year)
   12/20/98
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Docucon, Inc. (DOCU)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   CFO
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to06/20/99  12/20/08  Common Stock                 25,000     $0.880     D           Direct
 buy) (1)                       (2)
Non-Qualified Stock Option      12/20/05  12/20/05  Common Stock                 75,000     $0.880     D           Direct
(right to buy)                  (3)

Explanation of Responses:

(1)
Beneficial holdings reflected on this report do not include changes in the reporting person's holdings of securities resulting from participation in the issuer's qualified employee stock plan since the last filing of a report disclosing transactions related to such participation
(2)
Incentive stock option becoming exercisable in equal semi-annual installments over an eighteen month period, at the rate of 33% per six month period commencing six months after the date of grant.
(3)
Stock option has provisions for time accelerated vesting rights.
(4)
Incentive Stock Option Employee stock option (right to buy) granted pursuant to the Docucon, Inc. 1998 Executive Stock Option Plan,
in reliance upon the exemption provided by former Rule 16b-3, subject to shareholder approval.

SIGNATURE OF REPORTING PERSON
/S/ Barratt, Warren
DATE